Himalaya Shipping Ltd. (HSHP) – Mandatory Notification of Trades

Hamilton, Bermuda, March 20, 2025

Reference is made to Himalaya Shipping Ltd.'s ("Himalaya Shipping") stock exchange announcement on March 19, 2025, relating to the equity offering of a total of 2,650,000 new common shares (the "Offer Shares"), each at a subscription price of NOK 60.50 per Offer Share (the "Subscription Price"). The following persons discharging managerial responsibilities ("PDMRs") in Himalaya Shipping have subscribed for and been allocated the following Offer Shares at the Subscription Price:

•Bjørn Isaksen, Chairperson of Himalaya Shipping: 50,000 Offer Shares. After delivery, Mr. Isaksen and Freng Invest AS, a company controlled by Bjørn Isaksen, will own 450,000 shares, 200,000 shares under a forward purchase agreement and 150,000 share options in Himalaya Shipping.

•Capreca AS, close associate of Carl E. Steen, Director of Himalaya Shipping: 75,000 Offer Shares. After delivery, Mr. Steen and his close associates will own 202,496 shares and 75,000 share options in Himalaya Shipping.

•Lars-Christian Svensen, Contracted Chief Commercial Officer of Himalaya Shipping: 10,000 Offer Shares. After delivery, Mr. Svensen will own 19,186 shares and 65,000 share options in Himalaya Shipping.

This information is subject to the disclosure requirements in Article 19 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47918 31590